SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	April 7, 2005
Shaw Communications Inc.

By:
/s/ Steve Wilson

Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

News Release

WESTERN CANADA’S MOST POPULAR INTERNET PROVIDER ANNOUNCES FASTER SPEEDS

CALGARY, AB (April 6, 2005) — Western Canada’s most popular Internet provider, Shaw Communications, announced today yet another significant enhancement to its high-speed Internet product. Over the coming months, customers can expect an increase in connectivity speeds of up to 40 per cent. Initially, the speed enhancements will roll out to Internet customers in Calgary, Edmonton, Saskatoon, Vancouver, Victoria, Nanaimo and Winnipeg with other markets soon to follow.

The download speed of Shaw High-Speed Internet will be increased to up to 5Mbps (currently up to 3Mbps) and Shaw High-Speed Xtreme Internet will be increased to up to 7Mbps (currently up to 5Mbps). The speed increases will be passed onto customers at no additional charge.

“As Western Canada’s most popular Internet service provider, we’re committed to evolving our Internet product on an ongoing basis to continually provide our customers with the most competitive product possible,” said Peter Bissonnette, President, Shaw Communications Inc. “The enhanced speed levels we announced today will enable faster downloads of large files such as photos, videos and music which is quickly becoming one of the most popular uses of the Internet in the residential market,” he said.

In addition to today’s announcement, Shaw has introduced a number of other upgrades to its Internet product over the last year. In December, it was the first communications company in Canada to include an Internet security package, Shaw Secure, as part of its high-speed Internet packages, representing a significant annual savings to consumers. The company also launched Shaw Messenger in December, allowing customers to send text messages online, in real-time, to friends, family and colleagues, exchange voice and video files and share applications.

Last July, Shaw strengthened its leadership in the high-speed data market by deploying an advanced generation of cable modems based on the DOCSIS™ 2.0 specifications, representing about a 400% increase over the capacity of other cable modem systems.

Additional enhancements will be made to Shaw High-Speed Internet later this month affecting the number of email accounts per residence and mailbox quotas.

Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, Internet and satellite direct-to-home (“DTH”) services to approximately 3.0 million customers. Shaw is traded on the Toronto and New York stock exchanges. (Symbol: TSX-SJR.NV.B, NYSE-SJR).

For more information, please contact:
Peter Bissonnette
President
Shaw Communications Inc.
(403) 750-4500